Apollo Gold Corporation
5655 South Yosemite Street, Suite 200
Greenwood Village, Colorado 80111

February 22, 2008

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549-1004
Mail Stop 7010
Attn: Donna Levy

Re:	Apollo Gold Corporation
CIK No. 0000938113
Withdrawal of Post-Effective Amendment No. 1 to Form S-1 on Form S-3
File No. 333-109511

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Apollo Gold Corporation (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to withdraw the Company’s Post-Effective Amendment No. 1 to Form S-1 on Form S-3 (File No. 333-109511) filed on August 2, 2005. The registration statement is being withdrawn at the request of the Securities and Exchange Commission in its letter dated January 4, 2008 to the Company.

If you have any questions, please do not hesitate to contact me at (720) 886-9656.

Very truly yours,

By:	/s/ Melvyn Williams
Melvyn Williams Chief Financial Officer and Senior Vice President - Finance and Corporate Development